MIGENIX Inc.

102 - 2389 Health Sciences Mall

Vancouver, BC  V6T 1Z3

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports First Quarter Fiscal 2009 Financial Results

Vancouver, BC, CANADA - September 15, 2008 - MIGENIX Inc. (the "Company" or "MIGENIX") (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three months ended July 31, 2008 and provides a corporate update on its programs and other matters.

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): Cadence Pharmaceuticals, Inc. ("Cadence"), our development and commercialization partner, has today announced that it is engaged in discussions with the US Food and Drug Administration ("FDA") regarding the statistical analysis plan for the Central Line Infection Reduction Study (“CLIRS”) Phase III trial and that these discussions, which are being conducted under a Special Protocol Assessment, must be completed prior to unblinding the data from the trial. As a result, Cadence revised its guidance for reporting the results of the CLIRS trial from the fourth quarter of calendar 2008 to the first quarter of calendar 2009. With positive results in the CLIRS trial, Cadence continues to expect to submit a New Drug Application (“NDA”) for OmigardTM to the FDA in the second quarter of calendar 2009.  Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27MM in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. Our management and Board are working to out-license Omigard™ rights that lie outside of the Cadence agreement either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners for rest of world territories. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive CLIRS trial results.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences (“Cutanea”), our development and commercialization partner for CLS001, is preparing to initiate its Phase III clinical program. As part of its plan to submit a NDA in 2011, Cutanea expects:

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in the first quarter of calendar 2009, to initiate chronic toxicology studies, specifically the required dermal carcinogenicity study, which Cutanea expects will be the rate limiting activity for submission of the NDA; and

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in the second half of calendar 2009, to initiate its Phase III clinical study program (previously Cutanea was targeting the end of 2008).

Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): Following the report of interim results from a Phase II viral kinetics study of hepatitis C virus treatment-naïve patients in July 2008, we are continuing to seek strategic options for advancing the development of celgosivir and are currently in key partnering discussions.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401, an injectable lipopeptide, is being developed for the treatment of serious gram positive bacterial infections, including highly publicized treatment resistant hospital bacteria such as MRSA. We expect MX-2401 to be our next clinical candidate as it represents a highly competitive intravenous agent for treating serious infections caused by drug-resistant bacteria for which there are currently very few effective solutions. With a view to our current financial resources, the focus of activities in this program is to increase the level of business development and scientific publication initiatives, including creating greater awareness of MX-240-1 at the important Interscience Conference on Antimicrobial Agents and Chemotherapy (“ICAAC”) to be held

October 25-28, 2008 in Washington, D.C., as well as key development activities to support the program. Development activities in the MX-2401 program will be based on available resources and completion of an evaluation of the program and resource requirements by management and our Board. Manufacturing process development at a European-based contract manufacturer was initiated during the quarter and other work related to the manufacturing process has been successfully completed. At this time, we are unable to provide guidance as to the timing for advancing this program to clinical trials.

MX-4565 (small molecule; treatment of neurodegenerative diseases): The potential for a second year of funding from the Michael J. Fox Foundation ("MJFF") to fund research in our MX-4565 program is under review by MJFF. Our agreement with the MJFF provides us a relationship with Elan Pharmaceuticals ("Elan") whereby Elan has a limited right to license the technology arising from the MJFF project from us for certain uses in the field of human disease.

Other Matters:

As previously announced in August 2008, we reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a significant shareholder of our Company, which avoided a proxy contest at our annual meeting of shareholders scheduled for October 31, 2008.  As part of the agreement, we reduced the size of our Board from seven members to five and restructured the Board with three new directors, namely Douglas Johnson, Bruce Schmidt and Andrew Rae.  Two members of the incumbent Board, Pieter Dorsman and Alistair Duncan, stayed on as directors of our Company. Bruce Schmidt was also appointed our interim President and CEO. The new Board has instructed management to concentrate its efforts on restructuring and stabilizing our operations and to make preparations to raise additional capital to finance our Company. Further, management has been evaluating our programs, personnel and business strategies, and is currently working to reduce our financial commitments and, where necessary, rationalize certain programs though controlled spending and increased out-licensing efforts.

As previously announced, we plan to raise up to $2.5 million pursuant to a rights offering. Additional information concerning the rights offering will be provided by us in a forthcoming communication.

FINANCIAL RESULTS

For the three months ended July 31, 2008 (“Q1/09”), MIGENIX incurred a loss of $2.6 million (Q1/08: $3.1 million) or $0.03 (Q1/08: $0.03) per common share. The $0.5 million decrease in the Q1/09 loss compared to the Q1/08 loss is principally attributable to a $0.7 million decrease in research and development expenses, which was partially offset by a $0.2 million increase in accretion expense and a $0.1 million decrease in interest income. The accretion expense is a non-cash expense resulting from accreting the liability component of the convertible royalty participation units and amortizing the related deferred financing costs.

As of July 31, 2008, the Company had cash, cash equivalents and short-term investments of $3.6 million (April 30, 2008: $5.6 million) and the Company’s net working capital was $3.3 million (April 30, 2008: $5.0 million). The $1.7 million decrease in net working capital from April 30, 2008 is primarily attributable to the $1.7 million in expenses for the three months ended July 31, 2008 that do not require the use of cash (i.e. non-cash expenses include:: amortization, stock-based compensation, deferred share unit compensation and the accretion of the convertible royalty participation units).

MIGENIX believes that its funds on hand at July 31, 2008 and $0.5 million in funds received in August 2008 from the July 31, 2008 government assistance receivable (see balance sheet), combined with ongoing cost reduction measures, are sufficient to provide for operations to approximately the end of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options, and a planned rights offering in the aggregate amount up to $2.5 million.

Outstanding Shares

There are currently 94,463,806 (July 31, 2008: 94,463,806) common shares outstanding; 29,465 convertible royalty participation units (July 31, 2008: 29,465); and 5,250,000 (July 31, 2008: 5,250,000) preferred shares outstanding. During Q1/09, warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	July 31, 2008	April 30, 2008
Assets
Cash and cash equivalents	$3,638	$2,621
Short-term investments	-	2,997
Other current assets	1,340	1,327
Total current assets	$4,978	$6,945
Long-term investments	1	1
Property & equipment	905	977
Intangible assets	514	544
Total assets	$6,398	$8,467

Liabilities and Shareholders’ (Deficiency) Equity
Accounts payable and accrued liabilities	$1,659	$1,901
Total current liabilities	$1,659	$1,901
Convertible royalty participation units	6,821	6,247
Preferred shares	-	-
Total liabilities	$8,480	$8,148

Shareholders’ (deficiency) equity
Common shares	$125,156	$125,156
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	8,334	8,091
Deficit	(140,126)	(137,482)
Total shareholders’ (deficiency) equity	$(2,082)	$319
Total liabilities and shareholders’ (deficiency) equity	$6,398	$8,467

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended July 31,
	2008	2007
Revenue
Research and development collaboration	-	6
	$-	$6
Expenses
Research and development	1,050	1,703
General and corporate	949	987
Amortization	109	137
	$2,108	$2,827

Loss before other income (expense)	$(2,108)	$(2,821)
Accretion of convertible royalty participation units and amortization of transaction costs	(574)	(421)
Interest income	37	143
Foreign exchange gain (loss)	1	(1)
Loss and comprehensive loss for the period	$(2,644)	$(3,100)
Deficit, beginning of period	(137,482)	(124,717)
Deficit, end of period	$(140,126)	$(127,817)

Basic and diluted loss per common share	$(0.03)	$(0.03)
Weighted avg. common shares outstanding (000’s)	94,464	94,464

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended July 31,
	2008	2007
Loss for the period	$(2,644)	$(3,100)
Items not affecting cash:
Amortization	109	137
Stock-based compensation	181	133
Deferred share units compensation	62	-
Accretion of convertible royalty participation units and amortization of transaction costs	574	421
Changes in non-cash working capital items relating to operating activities	(236)	(13)
Cash used in operating activities	$(1,954)	$(2,422)

Proceeds on exercise of warrants	-	36
Cash provided by financing activities	$-	$36

Funds from (purchases of) short-term investments	2,975	6,880
Proceeds on disposal of equipment	-	12
Purchases of property and equipment	(4)	(75)
Cash provided by investing activities	$2,971	$6,817

Increase in cash and cash equivalents	$1,017	$4,431
Cash and cash equivalents, beginning of period	2,621	2,945
Cash and cash equivalents, end of period	$3,638	$7,376

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: raising up to $2.5 million through a rights offering; Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III CLIRS trial in the first quarter of calendar 2009 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the second quarter of calendar 2009; completing rest of world partnership(s) for OmigardTM after positive  OmigardTM CLIRS study results; Cutanea Life Sciences’ plans to submit a NDA in 2011 including initiating chronic toxicology studies in the first quarter of calendar 2009 and advancing omiganan for the treatment of rosacea into Phase III clinical development in the second half of calendar 2009; MX-2401 being our next clinical program and our plans to continue key development activities to support the MX-2401 program; receiving up to US$27 million in milestone payments pursuant to our agreements with Cadence; continuing to pursue a partner for the further development of celgosivir; and the Company’s financial resources being sufficient to fund operations to approximately the end of calendar 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete a rights offering; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for OmigardTM; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III and submit a NDA; our ability to manage licensing opportunities; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: market conditions for financings including the Company’s planned rights offering; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.